Exhibit 4.5

FOURTH AMENDMENT TO THE

AMERIPRISE FINANCIAL 401(K) PLAN

AS RESTATED EFFECTIVE JANUARY 1, 2018

WHEREAS, Ameriprise Financial, Inc. (the “Company”), adopted a restatement of the Ameriprise Financial 401(k) Plan (the “Plan”), generally effective January 1, 2018, and subsequently amended;

WHEREAS, the Compensation and Benefits Committee (the “Committee”) of the Board of Directors of the Company has the authority to approve certain amendments to the Plan, including those contemplated herein;

WHEREAS, the Committee desires to amend the Plan to provide for a new type of Company contribution for certain Participants who are not eligible to participate in the Ameriprise Financial Retirement Plan after the April 10, 2020 pay date;

WHEREAS, the undersigned officer of the Company deems it deems it necessary and appropriate to make this amendment to reflect the changes approved by the Committee; and

NOW, THEREFORE, the Plan is amended effective as of the April 24, 2020 pay date, in the manner below, except that any other provision with differing effective date(s) are effective as of such specific date(s):

I.	The following new Section 2.17, “Company Base Contribution,” is added, the remaining sections in Article 2 are renumbered accordingly, and internal cross-references are updated accordingly:

“2.17             “Company Base Contribution”

means the fixed amount contributed by a Participating Company in accordance with Section 4.9.”

II.	The following new Section 2.18, “Company Base Contribution Account,” is added, the remaining sections in Article 2 are renumbered accordingly, and internal cross-references are updated accordingly:

“2.18             “Company Base Contribution Account”

means the account of a Participant established and maintained to hold Company Base Contributions in accordance with Section 4.9.”

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III.	Section 4.5(d)(vi) is amended to add new paragraph (e), “Company Base Contribution Account,” and the remaining account types in this section are re-lettered accordingly.

IV.	Section 4.7(b)(i) is amended to read as follows:

“(i)      The Participating Company is not required to make its contributions attributable to the period of Military Leave until the later of 90 days after the Employee is reemployed under qualifying circumstances or the normal due date for payment of Plan contributions for the Plan Year in question (or as soon as reasonably practicable after the applicable deadline, if it is impossible or unreasonable for the Participating Company to make its contributions by the deadline).

(a)   No interest is required or permitted with respect to these contributions.

(b)   The Participating Company is only required to make Fixed Match Contributions to the extent the Employee makes up the requisite amount of Before-Tax Contributions, Roth 401(k) Contributions, Catch-up Contributions and Roth Catch-up Contributions to the Plan, at which point Fixed Match Contributions must be made in accordance with the Plan’s usual rules.

(c)   If the Participant would have been entitled to Company Base Contributions if not for his or her absence on Military Leave, the Participant will be provided with the Company Base Contributions that would have been received but were not made due to the Participant’s Military Leave, regardless of whether the Participant chooses to make contributions.”

V.	Section 4.9 is added as follows, effective for Compensation paid on or after April 24, 2020:

“4.9               Company Base Contributions

A Company Base Contribution shall be made to all Participants who, after the April 10, 2020 pay date, are not eligible to participate in the Ameriprise Financial Retirement Plan, except that a Company Base Contribution shall not be made to i.) any individual whose job classification is that of “P1 Advisor Exempt” or “P1 Advisor Non-Exempt” within the “Ameriprise Advisor Group” channel (or, in either case, a successor job title) and ii.) any individual whose job classification is “Managed Advisor,” “Retail Advisor” or similar advisor within the “Ameriprise Financial Institutions Group” channel (or in each case, a successor job title). The Company Base Contribution shall be an amount equal to two percent (2%) of the eligible Participant’s Compensation paid for each payroll period with a pay date on or after April 24, 2020 during which the Participant is eligible to participate in the Plan and meets the requirements of this Section.

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The Company Base Contribution hereunder shall be allocated to each receiving Participant’s Company Base Contribution Account at least annually. (The timing described herein refers to the timing of the calculation of this Company Base Contribution and does not require actual contributions to be made prior to the date required by law.) A Participant entitled to receive a Company Base Contribution shall be vested in amounts allocated to his or her Company Base Contribution Account in accordance with the provisions of Article 7.

The amount of Company Base Contributions contributed hereunder shall be subject to the limitations of Article 5 and such contributions may be restricted, reduced or otherwise adjusted as provided in Article 5 to ensure that such limitations are satisfied.

VI.	The title of Section 7.1 is amended by adding the term “Company Base Contributions” after the term “Fixed Match Contributions.” In addition, the opening lines of the second paragraph of this section are amended to read as follows:

“All amounts allocated to the Accounts of Participants that are attributable to Fixed Match Contributions, Company Base Contributions and Prior Company Contributions shall be vested in accordance with the following schedule:”

VII.	Section 7.3(a)(i), (ii), (iv) and (v) are amended as follows:

(i)         Cash-out of Certain Participants. If the value of the vested portion of such Participant’s Account does not exceed $1,000, the Participant shall receive a single lump-sum distribution of the entire vested portion of such Account and the portion that is not vested shall be treated as a forfeiture at the time the distribution is made to the Participant. Forfeited amounts shall be used to reduce Plan expenses or to reduce the Participating Companies’ obligation to make Fixed Match Contributions and Company Base Contributions (or, to the extent applicable, to restore previously forfeited balances for rehired Participants). For purposes of this Section, if the value of the vested portion of a Participant’s Account is zero (0), the Participant shall be deemed to have received a distribution of such vested Account.

(ii)        Participants who Elect to Receive Distributions. If such Participant elects to receive a distribution, in accordance with Article 8, of the value of the vested portion of his or her Account derived from all contributions, the portion that is not vested shall be treated as a forfeiture at the time the distribution is made to the Participant. Forfeited amounts shall be used to reduce Plan expenses or to reduce the Participating Companies’ obligation to make Fixed Match Contributions and Company Base Contributions (or, to the extent applicable, to restore previously forfeited balances for rehired Participants).

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(iv)       Participants Who Do Not Receive Distributions. If such Participant does not receive a distribution, the value of the portion of the Participant’s Account that is non-vested will remain in the Account of the Participant until such time as the Participant has incurred a Termination Period consisting of five (5) consecutive one-year periods, at which time the non-vested portion will be forfeited and used to reduce Plan expenses or to reduce the Participating Companies’ obligation to make Fixed Match Contributions and Company Base Contributions (or, to the extent applicable, to restore previously forfeited balances for rehired Participants).

(v)        Restored Forfeitures. If the forfeited portion of a Participant’s Account is restored as provided in Section 7.4(a)(iii), the amount allocated to a Participant’s Account that is attributable to Fixed Match Contributions, Company Base Contributions and Prior Company Contributions shall become vested in the Participant in accordance with the provisions of Section 7.1.”

VIII.	Section 9.3(a)(i) is amended to change the effective date from “October 3, 2017” to “April 24, 2020” and to add new paragraph (e), “Company Base Contribution Account,” to the Account list below the first paragraph and the remaining account types in this section are re-lettered accordingly.

IX.	Section 9.3(b) is amended to change the effective date from “October 3, 2017” to “April 24, 2020” and to add new paragraph (iv), “Company Base Contribution Account,” to the Account list below the first paragraph and the remaining account types in this section are re-numbered accordingly.

X.	Section 9.4 is amended to change the effective date from “October 3, 2017” to “April 24, 2020” and to add new paragraph (e), “Company Base Contribution Account,” to the Account list below the first paragraph and the remaining account types in this section are re-lettered accordingly.

XI.	Section 17.6 is amended to read as follows:

“17.6             Company Base Contributions to ESOP

Any portion of the Company Base Contribution that the Participant directs at the time of contribution to be invested in the Company Stock Fund will be invested accordingly except to the extent such contribution would fail to satisfy the applicable nondiscrimination requirements of the Code. To the extent such contribution is not invested in the Company Stock Fund by application of the previous sentence, such contribution is treated as a contribution for which a Participant has failed to specify an investment under Section 6.3. Company Profit Sharing Contributions for Plan Years prior to January 1, 2007 were subject to the same rules.”

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IN WITNESS WHEREOF, the Executive Vice President of Human Resources has caused this Fourth Amendment to be executed as of the date indicated below.

AMERIPRISE FINANCIAL, INC.

By:	/s/ Kelli Hunter Petruzillo

Title:	Executive Vice President, Human Resources

Date:	November 11, 2019

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